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                                                                   Exhibit 99.31

POINTS INTERNATIONAL ENTERS LUCRATIVE CORPORATE INCENTIVE MARKET
Wednesday June 15, 8:02 am ET

  COMPANY LAUNCHES BUSINESS INCENTIVE PROGRAM, IN CONJUNCTION WITH SIX LEADING
         NORTH AMERICAN AIRLINES, TO ENHANCE SALES OF CONSUMER PRODUCTS

TORONTO, June 15 /CNW/-- Points International Ltd. (TSX: PTS), owner and operator of Points.com, the world's leading reward program management portal, announced today that effective July 1, it will launch a new business incentive program utilizing frequent flyer miles from six major North American Airlines. Leveraging both its relationships and technology expertise, Points.com has created a unique online application that provides corporations with the ability to enhance product sales through offering airline frequent flyer miles purchased from Points International. Participating launch partners are Alaska Airlines Mileage Plan, America West Airlines FlightFund, Delta Air Lines SkyMiles, Midwest Airlines Midwest Miles, Northwest Airlines WorldPerks, and US Airways Dividend Miles.

Corporations, consumer product manufacturers, and service providers can purchase bulk mileage codes via http://www.airincentives.com for distribution to customers and employees to incent trial and purchase or as a performance and reward incentive. Consumer products companies, in particular, will be able to use the currency to provide incentives to purchase their products and services. Mileage codes are delivered in product packaging or by certificate when a product is purchased or a service delivered. Upon receipt of an incentive mileage code, consumers will be directed to a secure, online website to deposit the miles into their favorite frequent flyer program. Once miles are deposited into an individual frequent flyer account, all normal rules, regulations and travel privileges of the applicable frequent flyer program apply.

"We believe our entrance into the incentive market will create a highly attractive new vertical market for Points International, and bring an attractive, reliable, convenient and cost-effective sales tool for any national marketer" said Christopher Barnard, Points International's President. "Over the past twenty years, airline miles have proven to be one of the most valued consumer incentives. This is not surprising given that there are more than 100 million North American frequent flyer program members and over 300 million individual accounts. Now for the first time, through our new multi- airline incentive product, national marketers will have an efficient and cost effective way to tap into this proven promotional vehicle. We look forward to working closely with our airline partners to rapidly grow the program."

Airline miles are currently being used by thousands of corporations as an incentive, reward or loyalty motivator, driving increased sales for a wide variety of products and services, from large purchases, such as cars and homes, to small purchases like groceries, gas and parking. Points.com now provides one place to aggregate the purchase and distribution of airline miles with all six of the participating frequent flyer programs.

Interested parties may contact +1-888-570-4247 or go to http://www.AirIncentives.com

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management portal. At Points.com consumers can swap miles and points between reward programs so that they can Get More Rewards, Faster(TM). Points.com has attracted over 40 of the world's leading reward programs including Delta SkyMiles(R), eBay Anything Points, American Airlines AAdvantage(R) program, S&H greenpoints, Cendant TripRewards, Starbucks, Asia Miles(R), and Intercontinental Hotels Group's Priority Club(R) Rewards.

Website: http://www.points.com

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FOR FURTHER INFORMATION

Investor Relations, Steve Yuzpe, +1-416-596-6382, steve.yuzpe@points.com, or for Business Development Inquiries, Christopher Barnard, +1-416-596-6381, christopher.barnard@points.com, both of Points International Ltd.
or Ed Lewis of CEOcast, +1-212-732-4300, elewis@ceocast.com, for Points International Ltd.